Studsvik

Datum – Date
September 27, 2004

Vår referens – Our reference

Ert datum – Your date

Er referens – Your reference

RECEIVED
2004 OCT -4 A 11:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

04045268

SUPPL

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,

Inger Wahlström
Information

PROCESSED
OCT 04 2004
THOMSON
FINANCIAL

Enclosures:
Press Release September 27, 2004 :
Studsvik Adjusts Forecast

dw 10/4

Datum – Date
September 27, 2004

Studsvik Adjusts Forecast

The negative effects on profit caused by technical problems and falling sales volumes in reactor-related activities, which were mentioned in the semi-annual report, have continued. Therefore, in the Board's assessment, the forecast presented in the semi-annual report, with a profit for 2004 on a par with the profit for 2003, cannot be achieved. In the opinion of the Board, operating profit for 2004 will be about SEK 20 million less than in 2003 and profit after tax for 2004 will be SEK 10-15 million less than in 2003.

"We need to improve the profit level for the Group as well as ensure that earnings are more robust. Therefore, before the end of the year, I shall present a plan of action to the Board in order to achieve this aim," comments Chief Executive Officer, Hans-Bertil Håkansson.

STUDSVIK AB (publ)

For further information please contact
Hans-Bertil Håkansson, President and Chief Executive Officer, tel +46 155 22 10 26 or +46 709 67 70 26 (cellphone).
or
Jerry Ericsson, Chief Financial Officer, +46 155 22 10 32 or +46 709 67 70 32 (cellphone)

Facts about Studsvik
Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises six strategic business areas (SBA) – Operating Efficiency and Safety, Service and Maintenance, Waste Treatment, Decommissioning, Irradiation Services and Nuclear Medicine.